UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-08117

CHURCH LOANS & INVESTMENTS TRUST®

(Exact name of registrant as specified in its charter)

5305 W. Interstate 40

Amarillo, Texas 79106

(806) 358-3666
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Shares of Beneficial Interest, $0.00 Par Value per Share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate, the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g — 4(a)(1)	☒
Rule 12g — 4(a)(2)	☐
Rule 12h — 3(b)(1)(i)	☒
Rule 12h — 3(b)(1)(ii)	☐
Rule 15d — 6	☐

Approximate number of holders of record as of the certification or notice date: 279

Pursuant to the requirements of the Securities Exchange Act of 1934, Church Loans & Investments Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 4, 2010	By:	/s/ Jason L. Hall
Jason L. Hall
President and CEO